SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 3

CONNECTURE, INC.

(Name of Issuer)

Connecture, Inc.

FP Healthcare Holdings, Inc.

FP Healthcare Intermediate, LLC

FP Healthcare Merger Sub Corporation

Francisco Partners IV, L.P.

Francisco Partners IV-A, L.P.

Francisco Partners GP IV, L.P.

Francisco Partners GP IV Management Limited

Chrysalis Ventures II, L.P.

Chrysalis Partners II, LLC

David A. Jones, Jr.

Ezra Perlman

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20786J106

(CUSIP Number of Class of Securities)

Jeffery A. Surges Chief Executive Officer Connecture, Inc. 18500 West Corporate Drive, Suite 250 Brookfield, Wisconsin 53045 (262) 432-8282	Ezra Perlman Co-President Francisco Partners One Letterman Drive, Building C – Suite 410 San Francisco, California 94129 (415) 418-2900

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joseph G. Silver, Esq. Samer M. Zabaneh, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500	Adam D. Phillips, P.C. Robert E. Goedert, Esq. Kirkland & Ellis LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 859-7000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,538,046	$689.49

*	The maximum aggregate value was determined based upon the sum of: (1) 15,543,066 shares of common stock multiplied by $0.35 per share, (2) 279,992 shares of common stock subject to vested restricted stock units under Connecture, Inc.’s 2014 Equity Incentive Plan multiplied by $0.35 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount previously paid:	$683.64	Filing Party:	Connecture, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	February 1, 2018

Amount previously paid:	$5.85	Filing Party:	Connecture, Inc.
Form or Registration No.:	Amendment No. 1 to Schedule 13E-3	Date Filed:	February 12, 2018

Introduction

This Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): Connecture, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction; FP Healthcare Holdings, Inc. (“Parent”); FP Healthcare Intermediate, LLC (“Intermediate”), a Delaware limited liability company and a wholly owned subsidiary of Parent; FP Healthcare Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Intermediate; Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. (collectively, the “FP Investors”); Francisco Partners GP IV, L.P.; Francisco Partners GP IV Management Limited; Chrysalis Ventures II, L.P. (“Chrysalis”); Chrysalis Partners II, LLC; David A. Jones, Jr.; and Ezra Perlman.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 4, 2018 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Pursuant to the Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease, and the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger. At the effective time of the Merger, each share of Common Stock issued and outstanding at the effective time of the Merger (other than shares held by (a) Parent or Merger Sub, (b) the Company in treasury or any wholly owned subsidiary of the Company, (c) holders of Common Stock who have properly demanded appraisal rights under Delaware law, and (d) the FP Investors, Chrysalis and certain affiliates of Chrysalis (collectively, the “Rollover Investors”)) will be canceled and converted into the right to receive $0.35, in cash, without interest and less any required withholding taxes. The Rollover Investors have entered into a Rollover Agreement pursuant to which the Rollover Investors have agreed to contribute all shares of the Company’s Common Stock and preferred stock held by the Rollover Investors (the “Rollover Shares”) to Parent (the “Rollover Agreement”). Upon completion of the Merger, the Company’s Common Stock will no longer be publicly traded, and the Company’s stockholders (other than Intermediate directly and Parent and the Rollover Investors indirectly) will cease to have any ownership interest in the Company.

The board of directors of the Company, based in part on the unanimous recommendation of a special committee of directors (who are independent for purposes of serving on the special committee) that was established to evaluate and negotiate a potential transaction (as described more fully in the Proxy Statement (as defined below)) has unanimously (a) determined that the Merger Agreement and the related transactions contemplated thereby are substantively and procedurally fair to and in the best interests of the Company and the stockholders who are not Rollover Investors (including all of the Company’s unaffiliated security holders); (b) approved and adopted the Merger Agreement and the related transactions contemplated thereby; and (c) resolved to recommend that the stockholders of the Company approve the adoption of the Merger Agreement and the related transactions contemplated thereby. The Merger remains subject to the satisfaction or waiver of the conditions to closing provided for in the Merger Agreement, including obtaining the affirmative vote of holders of a majority of the outstanding shares of the Company’s capital stock entitled to vote on the matter, voting together as a single class on an as-converted basis, in favor of the adoption of the Merger Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC Amendment No. 1 to its definitive proxy statement (as amended or supplemented from time to time, the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from shareholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(2)(i). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A-1 and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company, and none of the other Filing Persons takes responsibility for the accuracy of such information. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2.	Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Connecture, Inc.

18500 West Corporate Drive, Suite 250

Brookfield, Wisconsin 53045

(262) 432-8282

(b) Securities. The class of securities to which this Transaction Statement relates is the Company’s common shares, par value $0.001 per share, of which 23,255,102 shares were outstanding as of March 27, 2018.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Connecture—Market Price of the Company’s Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Connecture—Dividends”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Connecture—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Connecture—Transactions in Common Stock”

Item 3.	Identity and Background of Filing Person

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Connecture, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Important Information Regarding Connecture”

“Important Information Regarding the Purchaser Filing Persons”

Item 4.	Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—The Merger”

“The Merger Agreement—Per Share Merger Consideration”

“The Merger Agreement—Treatment of Options, Restricted Stock Units, Restricted Shares and ESPP”

“The Merger Agreement—Payment of Per Share Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Conditions to Completion of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting and Support Agreement”

“Special Factors—Rollover Agreement”

“The Merger Agreement—The Merger”

“Voting and Support Agreement”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Rights of Stockholders Who Seek Appraisal”

“The Merger Agreement—Appraisal Rights”

“Appraisal Rights”

Annex B—Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting and Support Agreement”

“Special Factors—Rollover Agreement”

“Special Factors—Financing”

“Special Factors—Guarantee”

“The Merger Agreement”

“Voting and Support Agreement”

“Important Information Regarding Connecture—Transactions in Common Stock”

“Important Information Regarding Connecture—Private Placement Transactions”

“Important Information Regarding Connecture—Dividends”

Annex A-1—Agreement and Plan of Merger

Annex A-2—Voting Agreement

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting and Support Agreement”

“Special Factors—Rollover Agreement”

“The Merger Agreement”

“Voting and Support Agreement”

Annex A-1—Agreement and Plan of Merger

Annex A-2—Voting Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Voting and Support Agreement”

“Special Factors—Rollover Agreement”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Voting and Support Agreement”

Annex A-1—Agreement and Plan of Merger

Annex A-2—Voting and Support Agreement

Item 6.	Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—The Merger”

“The Merger Agreement—Payment of Per Share Merger Consideration and Surrender of Stock Certificates”

“The Merger Agreement—Treatment of Options, Restricted Stock Units, Restricted Shares and ESPP”

Annex A-1—Agreement and Plan of Merger

(c)(1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Financing”

“The Merger Agreement—The Merger”

“The Merger Agreement—Treatment of Options, Restricted Stock Units, Restricted Shares and ESPP”

“Important Information Regarding Connecture—Dividends”

Annex A-1—Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Plans for the Company After the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Purchaser Filing Parties for the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Plans for the Company After the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Financing”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Fees and Expenses”

“The Merger Agreement—The Merger”

“The Merger Agreement—Treatment of Options, Restricted Stock Units, Restricted Shares and ESPP”

“Appraisal Rights”

Annex A-1—Agreement and Plan of Merger

Annex B—Section 262 of the Delaware General Corporation Law

Item 8.	Fairness of the Transaction

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding Connecture”

Annex C—Opinion of Houlihan Lokey Capital, Inc.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to Completion of the Merger”

Annex A-1—Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

(f) Other Offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Where You Can Find Additional Information”

Annex C—Opinion of Houlihan Lokey Capital, Inc.

Presentation to the Special Committee of the Board of Directors of the Company on January 4, 2018, and preliminary discussion materials dated December 15, 2017; December 13, 2017; and December 10, 2017, are filed as Exhibits (c)(2)–(5), respectively, and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)–(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Rollover Agreement”

“Special Factors—Financing”

“Special Factors—Guarantee”

“The Merger Agreement—Cooperation with the Debt Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fees and Expenses”

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding Connecture—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Connecture—Transactions in Common Stock”

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Purposes and Reasons of the Company for the Merger”

“The Merger Proposal (Proposal 1)”

Item 13.	Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Connecture—Historical Selected Financial Information”

“Important Information Regarding Connecture—Ratio of Earnings to Fixed Charges and Preferred Stock Dividends”

“Important Information Regarding Connecture—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information

(a) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Golden Parachute Compensation”

“The Merger Agreement—Treatment of Options, Restricted Stock Units, Restricted Shares and ESPP”

“The Compensation Proposal (Proposal 3)”

(b) Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(2)(i)	Definitive Proxy Statement of Connecture, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on February 12, 2018, and all amendments and supplements thereto, including the Amendment No. 1 filed concurrently with this Transaction Statement).

(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(2)(v)	Press Release issued by the Company, dated January 4, 2018, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2018.

(a)(2)(vi)	Email from Jeffery A. Surges to employees of the Company, transmitted on January 5, 2018, incorporated by reference to the Company’s Schedule 14A Information filed with the SEC on January 5, 2018.

(a)(2)(vii)	Presentation provided to employees of the Company on January 5, 2018, incorporated by reference to the Company’s Schedule 14A Information filed with the SEC on January 5, 2018.

(a)(2)(viii)	Email from Jeffery A. Surges to customers, prospects and partners of the Company, transmitted beginning January 5, 2018, incorporated by reference to the Company’s Schedule 14A Information filed with the SEC on January 5, 2018.

(b)(1)	Debt Commitment Letter, dated as of January 4, 2018, by and among PNC Bank, National Association, Francisco Partners IV, L.P. and FP Healthcare Merger Sub Corporation (incorporated herein by reference to Exhibit (b)(1) to the Transaction Statement on Schedule 13E-3 filed with the SEC on February 12, 2018).

(c)(1)	Opinion of Houlihan Lokey Capital, Inc., dated January 4, 2018 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2)	Presentation of Houlihan Lokey Capital, Inc. to the Special Committee of the Board of Directors of the Company, dated January 4, 2018 (incorporated herein by reference to Exhibit (c)(2) to the Transaction Statement on Schedule 13E-3 filed with the SEC on February 12, 2018).

(c)(3)	Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors, dated December 15, 2017 (incorporated herein by reference to Exhibit (c)(3) to the Transaction Statement on Schedule 13E-3 filed with the SEC on February 12, 2018).

(c)(4)	Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors, dated December 13, 2017 (incorporated herein by reference to Exhibit (c)(4) to the Transaction Statement on Schedule 13E-3 filed with the SEC on February 12, 2018).

(c)(5)	Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors, dated December 10, 2017 (incorporated herein by reference to Exhibit (c)(5) to the Transaction Statement on Schedule 13E-3 filed with the SEC on February 12, 2018).

(d)(1)	Agreement and Plan of Merger, dated as of January 4, 2018, by and among FP Healthcare Holdings, Inc., FP Healthcare Merger Sub Corporation and the Company (incorporated herein by reference to Annex A-1 of the Proxy Statement).

(d)(2)	Voting and Support Agreement, dated as of January 4, 2018, by and among the stockholders listed on the signature pages thereto and the Company, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2018.

(d)(3)	Rollover Agreement, dated as of January 4, 2018, by and among FP Healthcare Holdings, Inc. and the Rollover Investors set forth on the signature page thereto, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 4, 2018.

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex B of the Proxy Statement).

(g)	None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 3, 2018

CONNECTURE, INC.

By:	/s/ Brian D. Lindstrom
	Name:	Brian D. Lindstrom
	Title:	Chief Financial Officer

FP HEALTHCARE HOLDINGS, INC.

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	President

FP HEALTHCARE INTERMEDIATE, LLC

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	President

FP HEALTHCARE MERGER SUB CORPORATION

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	President

CHRYSALIS VENTURES II, L.P.

By:	CHRYSALIS PARTNERS II, LLC, its General Partner

By:	/s/ David A. Jones, Jr.
	Name:	David A. Jones, Jr.
	Title:	Member

CHRYSALIS PARTNERS II, LLC

By:	/s/ David A. Jones, Jr.
	Name:	David A. Jones, Jr.
	Title:	Member

/s/ David A. Jones, Jr.
David A. Jones, Jr.

FRANCISCO PARTNERS IV, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P., its General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Managing Director

FRANCISCO PARTNERS IV-A, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P., its General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Managing Director

FRANCISCO PARTNERS GP IV, L.P.

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Managing Director

FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Managing Director

/s/ Ezra Perlman
Ezra Perlman